Exhibit 14.1

GEORGIA BANK FINANCIAL CORPORATION

GEORGIA BANK & TRUST COMPANY

CODE OF ETHICS

This policy applies to all senior financial officers of Georgia Bank Financial Corporation (the “Company”) and Georgia Bank & Trust Company of Augusta (the “Bank”). These officers include the Chief Executive Officer, the Chief Operating Officer and Controller, and the following personnel (“Covered Persons”): All Managers and Officers, all Accounting Department personnel and all Audit Department personnel.

This Code of Ethics is required by the United States securities laws and the rules and regulations of the Securities and Exchange Commission as being necessary to deter wrongdoing and to promote:

(i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships,

(ii) avoidance of conflicts of interest, including disclosure to an appropriate person or persons identified in the code of any material transaction or relationship that reasonably could be expected to give rise to such a conflict,

(iii) full, fair, accurate, timely, and understandable disclosure in reports and documents that a company files with, or submits to, the Commission and in other public communications made by the company,

(iv) compliance with applicable governmental laws, rules and regulations,

(v) the prompt internal reporting of code violations to an appropriate person or persons identified in the code; and

(vi) accountability for adherence to the code.

As noted above, the Company is required to monitor and audit the effectiveness of this Code. You are entitled to bring any matter to the attention of the Company’s Audit Committee on a confidential and anonymous basis if you so desire.

1. Each Covered Person must avoid any transaction or arrangement that would create a conflict of interest or the appearance of a conflict of interest between personal and professional relationships.

A conflict of interest may be generally defined as a conflict between the Covered Person’s private interests and his or her responsibilities to the Company of the Bank or an entity with which the Company or the Bank maintains a relationship. A conflict of interest can also arise when an immediate family member is involved in a transaction or arrangement that in any way casts doubt upon the Covered Person’s independence. An “immediate family member” includes a Covered Person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers-in-law, and anyone (other than employees) who shares the Covered Person’s home.

2. Covered Persons may only accept items of nominal value as gifts from the Company or the Bank or any individual or entity that is involved or seeks to become involved in a business relationship with the Company or the Bank.

Gifts to Covered Persons must be inexpensive, unsolicited and not given with the objective of influencing the Covered Person’s judgment. It is acceptable for a Covered Person to accept modest meals or other inexpensive forms of entertainment from individuals or entities that are involved or seek to become involved in a business relationship with the Company or the Bank as long as these items are not provided in order to influence the Covered Person’s business judgment or decision. Under no circumstances is a Covered Person permitted to accept payments, loans, kickbacks, bribes, special privileges or services from anyone. If there are any questions or borderline case, Covered Persons should discuss them with their immediate superior.

3. All Covered Persons are responsible for maintaining accurate financial records for the Company and the Bank.

Covered Persons must closely adhere to the following accounting guidelines:

(i) All assets, liabilities and transactions of the Company and the Bank should be accurately recorded in accordance with the Company’s and the Bank’s record keeping procedures and generally accepted accounting principles;

(ii) No false or misleading entries are permitted to be knowingly made or caused to be made in the Company’s or the Bank’s record books, even if such entries would not be material to the Company or the Bank or their operations as a whole; and

(iii) Any entries that are inaccurate, false or irregular should be promptly reported to a member of the Audit Committee for an immediate corrective action.

4. Covered Persons must recognize that confidential information is an asset of the Company and the Bank, and must refrain from using inside information to their personal advantage.

Covered Persons must maintain the confidentiality of information entrusted to them by the Company, the Bank or their respective customers or suppliers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company, the Bank, or their respective customers or suppliers, if disclosed.

At its core, the prohibition against insider trading focuses on the buying, selling or trading in securities using non-public information. The prohibition applies to securities of the Company as well as to customers and suppliers of the Company and the Bank, or any entity with which the Company or the Bank has a business relationship. Covered Persons should refer to the applicable Company’s insider trading policy for further guidance.

Covered Persons are in a unique position to acquire non-public information about the Company, and such information might influence their decision to buy, sell or trade securities. In addition to refraining from using inside information in making their own investment decisions, Covered Persons should also avoid discussing the inside information with friends or immediate family members (whether at home or in the public) or mailing or faxing the inside information to outside sources unless appropriate confidentiality agreements are in place to ensure that material, non-public information is not used improperly.

5. The conduct of Covered Persons should be governed by the highest standards of integrity and fairness.

Covered Persons should avoid those situations in which outside personal interests conflict with the Company’s or the Bank’s business. These situations include:

(i) Ownership by a Covered Person, or a member of his or her immediate family, of a material financial interest in any outside enterprise that is involved or seeks to become involved in a business relationship with the Company or the Bank;

(ii) Ownership by a Covered Person, or a member of his or her immediate family, of a material financial interest in any outside enterprise that competes for business with the Company or the Bank;

(iii) Outside employment of a Covered Person, or a member of his or her immediate family, whether as a consultant, director, officer, employee or independent contractor, with an entity that is involved or seeks to become involved in a business relationship with the Company or the Bank; or

(iv) Appointment of a Covered Person, or a member of his or her immediate family, to a public office, board or commission that may create an appearance of a conflict of interest between the goals and purposes of that organization and the Company’s or the Bank’s business. Such appointment would include a “public service” organization or a not-for-profit organization.

6. Covered Persons must not take for themselves opportunities that they discover while working for the Company or the Bank, or use corporate property or information for personal gain.

Covered Persons must not (a) take personal advantage of a situation or knowledge acquired through the use of his or her position or the Company’s or the Bank’s property, if the situation or knowledge could be used for the Company’s or the Bank’s benefit, (b) use his or her position or Company or Bank property or information for personal gain, or (c) compete with the Company or the Bank. Covered Persons owe a duty to the Company and the Bank to advance their respective interests whenever the opportunity arises.

7. In drafting periodic reports that are to be filed with the Securities and Exchange Commission, Covered Persons should take all steps necessary to ensure full, fair, accurate, timely and complete disclosure.

(i) Go Beyond the Minimum Disclosure Required by Law. While in the past periodic reporting has focused on disclosing only those items that were mandated by the law, Covered Persons should go beyond the minimum requirements to convey the full financial picture of the Company to the public. Areas of special attention include: off-balance sheet structures, insider and affiliated party transactions, board relationships, accounting policies, and auditor relationships.

(ii) Make Sure All Relationships that Could Give Rise to Any Perceived Conflicts are Fully Disclosed. Given the recent focus of lawmakers on a more complete disclosure of any material conflict of interest to the public, it is important to ensure that any transaction that threatens to create the appearance of a conflict of interest must be fully disclosed in the Company’s periodic reports.

(iii) Use the MD&A Section to Paint a Complete Picture of the Company’s Financial Condition. A well-written MD&A analysis should be used in order to explain fully all of the key factors, risks and assumptions that support the Company’s business model. While the analysis is far from being an exact science, the MD&A analysis should be used to appraise fully and accurately the investors of the Company’s financial condition.

(iv) Use More Plain English. Even though the “plain English” rules presently do not apply to periodic reports on Forms 10-K and 10-Q, the basic requirements, such as the use of active voice and avoidance of unnecessarily legalistic language, should nonetheless be utilized in discussions of the Company’s financial condition. Over the years, accounting rules have grown increasingly complex, and simple economic facts are often obscured with the use of complicated legal or technical terminology. Covered Persons should strive to present their analysis of the Company’s financial condition in such a way that average investors could reasonably be expected to understand the importance of the information contained in the periodic reports.

(v) Seek Guidance from the Audit Committee. With an increased emphasis on a better conformity with accounting standards, Covered Persons should maintain a constant working relationship with the Audit Committee to ensure that accounting standards are being applied uniformly and that the Company’s disclosure is supported by sound judgment and analysis.

(vi) Provide Management with Ample Time to Review and Comment on Disclosure Documents. In an effort to meet periodic reporting deadlines, the Company’s management is often not provided with an adequate opportunity to review each disclosure document and to assess its completeness and accuracy. Covered Persons should focus on completing the financial disclosure in periodic reports well ahead of the timing deadlines to allow more time for review by management and auditors.

8. Covered Persons must comply with all laws and regulations that apply to the Company’s and the Bank’s business.

All Covered Persons should understand those laws that apply to them in the performance of their duties and ensure that their decisions and actions are conducted in conformity with those laws. Any violation of the applicable laws can subject the Company, the Bank or the implicated Covered Person to liability.

Approved by the Audit Committee and Board of Directors, September 17, 2003.